DB 3/5

SEC[illegible] [illegible]MMISSION

03013349

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RYAN LABS SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 BROADWAY - FLOOR 21
(No. and Street)

NEW YORK (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD RYAN (212) 635-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH., D.C.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/13

OATH OR AFFIRMATION

I, RONALD RYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RYAN LABS SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SWORN TO BEFORE ME THIS
25 DAY OF February 2003
NOTARY PUBLIC

Signature

PRESIDENT
Title

Notary Public

JEFFREY G. CANIZARES
Notary Public, State Of New York
No. 01CA6060593
Qualified In New York County
Commission Expires June 25, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RYAN LABS SECURITIES, INC.

Financial Statements
Year Ended December 31, 2002

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ryan Labs Securities, Inc.

We have audited the accompanying statement of financial condition of Ryan Labs Securities, Inc. (a wholly-owned subsidiary of Ryan Labs, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ryan Labs Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
February 24, 2003

RYAN LABS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:		
Cash		$ 73,192
Securities		20,100
	TOTAL ASSETS	$ 93,292
LIABILITIES:		
Due to Parent		$ 27,569
Accrued Expenses		400
		27,969
SHAREHOLDER'S EQUITY:		
Common Stock, No Par Value 200 Shares Authorized, Issued and Outstanding		7,500
Retained Earnings		57,823
	TOTAL SHAREHOLDER'S EQUITY	65,323
	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 93,292

See accompanying notes to the Financial Statements.

RYAN LABS SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES	$ 12,625
EXPENSES:	
Personnel and Administrative Expenses - Parent	48,000
Professional Fees	7,210
Dues, Subscriptions and Other	1,061
NYC Tax	400
Total Expenses	56,671
NET LOSS	$ (44,046)

See accompanying notes to the Financial Statements.

RYAN LABS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	RETAINED EARNINGS
Beginning of Year	$ 7,500	$ 101,869
Net Loss for Year	-	(44,046)
END OF YEAR	$ 7,500	$ 57,823

See accompanying notes to the Financial Statements.

RYAN LABS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

NET CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ (44,046)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Decrease in Accounts Receivable	386
Decrease in Prepaid Expenses	5,608
Increase in Accrued Expenses	400
Decrease in Accounts Payable	(14,659)
Total Adjustments to Net Loss	(8,265)
NET DECREASE IN CASH	(52,311)
CASH - Beginning	125,503
CASH - End	$ 73,192
Supplemental Cash Flow Disclosure:	
Income Tax Refunded	$ 5,511

See accompanying notes to the Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Ryan Labs Securities, Inc. ("Company"), a Delaware Corporation, was incorporated on November 26, 1996 and became a registered broker-dealer as of that date. The Company is a wholly-owned subsidiary of Ryan Labs, Inc. (the "Parent"), of which it purchased all shares authorized, issued and outstanding of the Company in exchange for its broker-dealer business and $7,500 cash. The officers and directors are the same as those of the Parent.

Principal Business Activity

The Company only receives revenue from clients of the parent with which they have contracts to receive income on broker-dealer related transactions. The Company's customers are located throughout the United States and are primarily other broker-dealers from which they receive commissions.

Revenue Recognition

The Company recognizes revenue upon completion of a transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

The Securities consist of warrants which are reported at fair value.

NOTE 2 – RELATED PARTY TRANSACTIONS

Ryan Labs, Inc. provides the Company with office space, business equipment, supplies, facilities, personnel and office services as the subsidiary may from time to time require for its business. In consideration, the Company pays Ryan Labs, Inc. a fee of $4,000 per month or such other amount as the parties agree to.

NOTE 3 – MAJOR CUSTOMERS

The revenues for the year are received primarily from one customer.

NOTE 4 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of $45,223 and $5,000, respectively. The Company's net capital ratio was 0.62 to 1.

NOTE 5 – INCOME TAXES

The Company has elected to be taxed as an S Corporation for federal and New York State purposes. Accordingly, the income of the Company is taxed to the shareholder. The Company remains liable for the New York State and New York City general corporation tax.

RYAN LABS SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Total Shareholder's Equity (per Statement of Financial Condition)	$ 65,323
Less Non-allowable Assets	(20,100)
Net Capital	45,223
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Total Net Capital Requirement	5,000
Excess Net Capital	40,223
Excess Net Capital at 1000%	42,426
Percentage of Aggregate Indebtedness to Net Capital	0.62 to 1
Total Aggregate Indebtedness	$ 27,969

RYAN LABS SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2002

Net Capital, as Reported in Company's Focus Report Part IIA (Unaudited)	$ 45,895
Audit adjustment – Income Tax Accrual	400
Audit adjustment - Due to Affiliate	272
Net Capital Per Attached Computation	$ 45,223

RYAN LABS SECURITIES, INC.
COMPUTATION OF RESERVE FORMULA REQUIREMENT
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

Exemption under Section 15c3-3(k)(2)(i) is claimed.

RYAN LABS SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2002

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

BOARD OF DIRECTORS
RYAN LABS SECURITIES, INC.:

In planning and performing our audit of the financial statements and supplemental schedule of Ryan Labs Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Ryan Labs Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin Block & Anchin LLP

New York, New York
February 24, 2003